

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2020

Harold Ford, Jr.
Chief Executive Officer
Empowerment & Inclusion Capital I Corp.
340 Madison Avenue
New York, NY 10173

> **Re: Empowerment & Inclusion Capital I Corp.**
> **Draft Registration Statement on Form S-1**
> **Filed September 25, 2020**
> **CIK 0001825720**

Dear Mr. Ford:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Filed September 25, 2020

General

1. We note your disclosure that Jefferies Financial Group, LLC, one of your sponsors, is an affiliate of Jefferies, LLC, an underwriter in the offering. The disclosure on page 160 indicates that Jefferies, LLC may make a market in the units. If so, please amend the registration statement to register the market-making activities, including by adding disclosure in a footnote to the registration statement fee table, revising the prospectus cover page, and by including alternate pages for the market-making prospectus.

Financial Statements, page F-1

2. We note you have adopted a December 31 fiscal year end. Please tell us how you

        determined it would be appropriate to include audited results as of September 17, 2020 and for the period from January 1, 2020 through September 17, 2020.   In addition, please clarify how your presentation complies with the requirement to include comparative year to date information pursuant to Rule 8-03(a)(5) of Regulation S-X.

       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Elliott Smith